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                             December 28, 2023

       David Chang
       President and Chief Executive Officer
       Allogene Therapeutics, Inc.
       210 East Grand Avenue
       South San Francisco, California 94080

                                                        Re: Allogene
Therapeutics, Inc.
                                                            Form 10-K for
Fiscal Year Ended December 31, 2022
                                                            Filed February 28,
2023
                                                            File No. 001-38693

       Dear David Chang:

              We have reviewed your December 15, 2023 response to our comment letter and have the following comments.

              Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

               After reviewing your response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our November 21, 2023 letter.

       Form 10-K for the Fiscal Year Ended December 31, 2022

       Management's Discussion and Analysis of Financial Condition and Results of Operations
       Results of Operations
       Research and Development Expenses, page 85

   1. We note your response to our prior comment one and your proposed disclosure revisions for your research and
development expenses. Please further help us understand whether you track your external
costs by product/program. If you do, please provide the related disaggregated
information. Otherwise disclose the fact that you do not track external costs by product/program.
 David Chang
FirstName LastNameDavid
Allogene Therapeutics, Inc. Chang
Comapany28,
December  NameAllogene
              2023        Therapeutics, Inc.
December
Page 2    28, 2023 Page 2
FirstName LastName
Notes to Consolidated Financial Statements
6. Joint Venture and License Agreement with Allogene Overland Biopharm (CY) Limited, page
111

2. We note your response to prior comment two. We do not object to your determination that the License Agreement falls under the guidance in ASC 606. However, we do not see a basis for excluding the value of the Seed Preferred Shares received as partial consideration from the transaction price based on the application of the sales-based royalties guidance in ASC 606-10-55-65. Your basis for applying this guidance appears to be based on the recharacterization of your equity investment in Allogene Overland,
         which is in the form of Seed Preferred Shares, as    in substance a
right to receive payments
         based on a percentage of net profit from commercial sales if and when the CAR T cell therapies are successful in clinical development, approved by regulators and commercially
         successful in the JV Territory.    Please address the following:

                Cite the authoritative literature you relied upon in determining that it was appropriate to characterize your equity investment in Allogene Overland based on its economic substance rather than its legal form.
                Explain your basis for determining that the economic substance
was    a right to
              receive payments based on a percentage of net profit from
commercial sales       and
              point us to the specific sections of the organizational documents that outline these rights.
                Explain your consideration of the Share Purchase Agreement dated December 14,
              2020 which describes the Seed Preferred Shares as legal form equity capital with a par value of $0.0001 per share and a purchase price of approximately $2.2941 per share.
                Provide us a copy of the Memorandum and Articles which set forth the rights, preferences, privileges and restrictions of the Seed Preferred Shares.
3. We do not agree with your conclusion that because the License Agreement is within the scope of ASC 606, the guidance in ASC 323-10-30-2 and ASC 610-20 are not applicable.
         The Seed Preferred Shares received represent an equity investment in Allogene Overland and your respective ownership interest would require equity method accounting under
         ASC 323. ASC 323-10-30-2(b) specifically states that an investor should initially measure, at fair value, an investment in the common stock of an investee (including a joint venture) recognized upon the derecognition of a distinct nonfinancial asset or distinct in substance nonfinancial asset in accordance with Subtopic 610-20, Gains and Losses from the Derecognition of Nonfinancial Assets. Furthermore, ASC 610-20 specifically interacts with ASC 606.

         As it relates to the fair value of your equity investment, you stated that the estimated fair value, using net present value of future cash flows approach, on the date of transaction was de minimis due to various reasons listed. Explain why you did not consider the purchase price of $2.2941 specifically outlined in the Share Purchase Agreement to
 David Chang
Allogene Therapeutics, Inc.
December 28, 2023
Page 3
         represent the fair value of your equity investment. In this regard, we note that Overland received 51 million Seed Preferred Shares for total cash consideration of $117 million based on the $2.2941 per share purchase price. It is therefore not clear why you would not have valued the 49 million Seed Preferred Shares you received at approximately $112.4 million. Please advise or revise accordingly.
4. You disclose that the negative basis difference between the recorded amount for the shares
         in Allogene Overland in the Company   s financial statements and
proportionate share of
         net assets of Allogene Overland would be tracked in the    memo
accounts. Please explain
         what you mean by    memo    account and how this complies with the
guidance in ASC 323-
         10-35-13 which states that    a difference between the cost of an
investment and the amount
         of underlying equity in net assets of an investee shall be accounted for as if the investee
         were a consolidated subsidiary.    Considering that the resulting
basis difference is
         attributable to IPR&D, explain whether this IPR&D has an alternative future use and if not, your consideration of charging off such basis difference as IPR&D expense. Refer to the Background and Basis for Conclusions of ASU 2023-05 for further discussion of such basis differences.



       Please contact Li Xiao at 202-551-4391 or Angela Connell at 202-551-3426 if you have questions regarding comments on the financial statements and related matters.



FirstName LastNameDavid Chang                                 Sincerely,
Comapany NameAllogene Therapeutics, Inc.
                                                              Division of
Corporation Finance
December 28, 2023 Page 3                                      Office of Life
Sciences
FirstName LastName